

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2021

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed on March 27, 2021**
> **File No. 024-11419**

Dear Mr. Tiramani:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note your response to comment 1 and 4 of our letter and reissue in part. Please provide an analysis as to whether the right to acquire shares in Section 3.02 of the agreement constitutes a contingent right to subscribe to or purchase a security. We also note your revisions on page 10 and 11 regarding this right. In addition, please revise sections 7.14 and 7.15 of the agreement so that the disclosure is consistent with your disclosure on pages 38 and 39.

2.   We note your response to comment 3 and reissue in part. On "Meet The Drapers" Season 4 Episode 1 (www.meetthedrapers.com), we note that Galiano Tiramani refers to you having over a billion dollar in pre-orders and $4 million from crowdfunding. With a view to disclosure, please advise us of the bases for these statements.

3.   Please revise Management's Discussion and Analysis, Plan of Operations, and where appropriate to update as of at least June 30, 2020.

4.   Please revise the legality opinion to cover the preferred stock.

Stockholder's Agreement, page 38

5.   We note your response to comment 5 and reissue in part. Section 7.03 states that a purchaser who no longer retains an interest in the shares "shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder." Please clarify what liability arises from a purchase of the securities.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Stephenson, Esq.